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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

March 3, 2014

Re:	iKang Guobin Healthcare Group, Inc.
Registration Statement on Form F-1

Attention:	Jeffrey P. Riedler
Austin Stephenson
Tabatha Akins
Andrew Mew

Dear Mr. Riedler:

On behalf of iKang Guobin Healthcare Group, Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, we are filing the Company’s revised draft Registration Statement on Form F-1 (the “Registration Statement”), as well as the related exhibits to the Securities and Exchange Commission (the “Commission”). This revised draft Registration Statement has been marked to show changes made to the Registration Statement confidentially submitted to the Commission on February 14, 2014, which are primarily related to the unaudited consolidated financial statements and operating data as of and for the nine months ended December 31, 2012 and 2013.

The Company respectfully advises the Staff that in connection with the preparation of its initial public offering, iKang Healthcare Group, Inc. (formerly known as China iKang Healthcare Inc., or “iKang Cayman”) was incorporated in the Cayman Islands as a listing vehicle on May 25, 2011. iKang Cayman became the ultimate holding company of the Company in March 2014 upon the completion of a share exchange transaction whereby iKang Cayman issued shares to the then-existing shareholders of the Company in exchange for the shares that these shareholders hold in the Company. After this share exchange transaction, iKang Cayman will be the entity which will offer common shares in the contemplated initial public offering and it will file subsequent amendments to the Registration Statement with the Commission. The historical consolidated financial statements for the periods prior to the share exchange transaction included in the Registration Statement are the Company’s consolidated financial statements during these periods.

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Should any questions arise, please do not hesitate to contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Terrence R. O’Donnell at +852-2533-3376 (terrence.odonnell@davispolk.com), or Mark Lian of Deloitte Touche Tohmatsu Certified Public Accountants LLP at +86-10- 8520-7156 (mlian@deloitte.com.cn).

Please acknowledge receipt of the submission by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Yours sincerely,

/s/ Li He
Li He

Enclosures

cc:	Mr. Ligang Zhang, Chairman of the Board of Directors and Chief Executive Officer
Mr. Yang Chen, Chief Financial Officer

iKang Healthcare Group, Inc.

Mr. Mark Lian, Partner
Mr. Jay Harrison, Partner

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Mr. Chris K.H. Lin, Esq., Partner
Mr. Daniel Fertig, Esq., Partner

Simpson Thacher & Bartlett LLP

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